SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

CV Therapeutics, Inc.

(Name of Subject Company (Issuer))

Apex Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Brandee L. Shtevi, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,473,682,660	$82,232

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $20.00 (i.e. the tender offer price) and (ii) 73,684,133, the estimated maximum number of shares of CV Therapeutics common stock to be acquired in the tender offer (which number is composed of 64,372,800 shares of CV Therapeutics common stock outstanding as of March 13, 2009, 3,287,938 shares of CV Therapeutics common stock issuable upon the exercise of outstanding options that are or will become vested and exercisable before April 14, 2009 and with an exercise price less than $20.00, 200,000 shares of CV Therapeutics common stock issuable upon the exercise of outstanding warrants and with an exercise price less than $20.00, and 5,823,395 shares of CV Therapeutics common stock issuable upon conversion of the 2.75% subordinated convertible notes).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $82,232	Filing Party: Apex Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.: SC TO-T	Date Filed: March 18, 2009

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), filed initially with the Securities and Exchange Commission on March 18, 2009 by Apex Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead relating to the tender offer by Acquisition Sub to purchase all of the outstanding shares of common stock, par value $0.001 per share, of CV Therapeutics, Inc., a Delaware corporation (“CV Therapeutics”), at a purchase price of $20.00 per share, net to the seller in cash, without interest thereon. The tender offer by Acquisition Sub is subject to the terms and conditions set forth in the Offer to Purchase, dated March 18, 2009, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Acquisition Sub and Gilead.

ITEM 11.	ADDITIONAL INFORMATION.

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following paragraph on page 49 of the Offer to Purchase after the last paragraph under the heading “Certain Legal Matters”:

“On April 6, 2009, the plaintiffs in the consolidated action before the Superior Court for the State of California, Santa Clara County, captioned In re CV Therapeutics, Inc. Shareholder Litigation, filed a motion seeking a preliminary injunction enjoining the Offer. A hearing on the plaintiffs’ motion was held on April 10, 2009. On April 13, 2009, the court issued an order denying the plaintiffs’ motion for a preliminary injunction.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APEX MERGER SUB, INC.

By:	/s/ John F. Milligan, Ph.D.
Name:	John F. Milligan, Ph.D.
Title:	President

GILEAD SCIENCES, INC.

By:	/s/ John F. Milligan, Ph.D.
Name:	John F. Milligan, Ph.D.
Title:	President and Chief Operating Officer

Dated:	April 14, 2009